UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                             EMPIRE RESOURCES, INC.
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE                             29206E100
     (Title of Class of Securities)                               (CUSIP Number)


                                   NATHAN KAHN
                                   SANDRA KAHN
                           C/O EMPIRE RESOURCES, INC.
                                ONE PARKER PLAZA
                               FORT LEE, NJ 07024
                                 (201) 944-2200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 15, 2005
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               (Page 1 of 5 Pages)

-----------------------------------------                               --------------------------------------
CUSIP No. 29206E100                               SCHEDULE 13D                             Page 2 of 5 Pages
-----------------------------------------                               --------------------------------------
-------------------------      -------------------------------------------------------------------------------
                               NAME OF REPORTING PERSON:                                   Nathan Kahn
           1
                               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                               (ENTITIES ONLY) (Intentionally omitted)
-------------------------      -------------------------------------------------------------------------------
           2                   CHECK THE APPROPRIATE BOX IF A MEMBER
                               OF A GROUP*                                           (a) [ ]
                                                                                     (b) [ ]
-------------------------      -------------------------------------------------------------------------------
           3                   SEC USE ONLY
-------------------------      -------------------------------------------------------------------------------
           4                   SOURCE OF FUNDS                                             N/A
-------------------------      -------------------------------------------------------------------------------
           5                   CHECK BOX IF DISCLOSURE OF LEGAL
                               PROCEEDINGS IS REQUIRED PURSUANT
                               TO ITEM 2(D) OR 2(E)                                      [ ]
-------------------------      -------------------------------------------------------------------------------
           6                   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                           United States
-------------------------      -------------------------------------------------------------------------------
    NUMBER OF SHARES                   7                SOLE VOTING POWER

 BENEFICIALLY OWNED BY

     EACH REPORTING

      PERSON WITH
                               ------------------       ------------------------------------------------------
                                       8                SHARED VOTING POWER
                                                                                           5,052,523
                               ------------------       ------------------------------------------------------
                                       9                SOLE DISPOSITIVE POWER

                               ------------------       ------------------------------------------------------
                                      10                SHARED DISPOSITIVE POWER           5,052,523
-------------------------      -------------------------------------------------------------------------------
           11                  AGGREGATE AMOUNT BENEFICIALLY
                               OWNED BY EACH REPORTING PERSON                              5,052,523*
-------------------------      -------------------------------------------------------------------------------
           12                  CHECK BOX IF THE AGGREGATE AMOUNT
                               IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]
-------------------------      -------------------------------------------------------------------------------
           13                  PERCENT OF CLASS REPRESENTED BY
                               AMOUNT IN ROW (11)                                          51.7%
-------------------------      -------------------------------------------------------------------------------
           14                  TYPE OF REPORTING PERSON                                    IN
-------------------------      -------------------------------------------------------------------------------





-----------------------
* Includes 5,028,523 currently outstanding shares of Common Stock and 24,000 shares underlying currently exercisable options held by Nathan and Sandra Kahn.


                                       2

-----------------------------------------                               --------------------------------------
CUSIP No. 29206E100                               SCHEDULE 13D                             Page 3 of 5 Pages
-----------------------------------------                               --------------------------------------

-------------------------      -------------------------------------------------------------------------------
                               NAME OF REPORTING PERSON:                                   Sandra Kahn
           1
                               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               (Intentionally omitted)
-------------------------      -------------------------------------------------------------------------------
           2                   CHECK THE APPROPRIATE BOX IF A
                               MEMBER OF A GROUP*                                          (a) [ ]
                                                                                           (b) [ ]
-------------------------      -------------------------------------------------------------------------------
           3                   SEC USE ONLY
-------------------------      -------------------------------------------------------------------------------
           4                   SOURCE OF FUNDS                                             N/A
-------------------------      -------------------------------------------------------------------------------
           5                   CHECK BOX IF DISCLOSURE OF LEGAL
                               PROCEEDINGS IS REQUIRED PURSUANT
                               TO ITEM 2(D) OR 2(E)                                             [ ]
-------------------------      -------------------------------------------------------------------------------
           6                   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                           United States
-------------------------      -------------------------------------------------------------------------------
    NUMBER OF SHARES                   7                SOLE VOTING POWER

 BENEFICIALLY OWNED BY

     EACH REPORTING

      PERSON WITH
                               ------------------       ------------------------------------------------------
                                       8                SHARED VOTING POWER
                                                                                           5,052,523
                               ------------------       ------------------------------------------------------
                                       9                SOLE DISPOSITIVE POWER

                               ------------------       ------------------------------------------------------
                                      10                SHARED DISPOSITIVE POWER           5,052,523
-------------------------      -------------------------------------------------------------------------------
           11                  AGGREGATE AMOUNT BENEFICIALLY
                               OWNED BY EACH REPORTING PERSON                              5,052,523*
-------------------------      -------------------------------------------------------------------------------
           12                  CHECK BOX IF THE AGGREGATE AMOUNT
                               IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]
-------------------------      -------------------------------------------------------------------------------
           13                  PERCENT OF CLASS REPRESENTED BY
                               AMOUNT IN ROW (11)                                          51.7%
-------------------------      -------------------------------------------------------------------------------
           14                  TYPE OF REPORTING PERSON                                    IN
-------------------------      -------------------------------------------------------------------------------




-----------------------
* Includes 5,028,523 currently outstanding shares of Common Stock and 24,000 shares underlying currently exercisable options held by Nathan and Sandra Kahn.

-------------------------                              -------------------------
CUSIP No. 29206E100               SCHEDULE 13D                Page 4 of 5 Pages
-------------------------                              -------------------------

           This Amendment No. 1 amends the Schedule 13D filed on October 27, 1999, and is filed by Nathan Kahn and Sandra Kahn (the "Reporting Persons") with respect to the common stock par value $.01 per share (the "Common Stock") of Empire Resources, Inc. (the "Issuer").

ITEM 1.    IDENTITY AND BACKGROUND

           Item 2 is hereby amended and supplemented as follows:

           This Statement is being filed by Nathan Kahn and Sandra Kahn (the "Reporting Persons"). The Reporting Persons are husband and wife. Nathan Kahn is the President and Chief Executive Officer of the Issuer and Sandra Kahn is the Vice President, Chief Financial Officer, Treasurer and Secretary of the Issuer. The address of the Reporting Persons is c/o Empire Resources, Inc., One Parker Plaza, Fort Lee, NJ 07024.

           The Reporting Persons are citizens of the United States of America.

ITEM 4.    PURPOSE OF TRANSACTION

           Item 4 is hereby supplemented as follows:

           On August 15, 2005 and August 16, 2005, the Reporting Persons sold 148,400 shares of Common Stock on the American Stock Exchange through a brokerage account for prices ranging from $12.10 to $12.76, and on August 17, 2005 donated 25,000 shares of Common Stock as a gift to a charitable organization.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

            a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference.

            b) The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Amendment No. 1 are incorporated herein by reference.

            c)  Not applicable.

            d)  Not applicable.

            e)  Not applicable.

-------------------------                              -------------------------
CUSIP No. 29206E100               SCHEDULE 13D                Page 5 of 5 Pages
-------------------------                              -------------------------


                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and beliefs certify that the information set forth in this Statement is true, complete and correct.



August 23, 2005                          /s/ Nathan Kahn
                                         -------------------------------------
                                         Nathan Kahn
                                         Individually and as Attorney-in-fact
























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